First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 3900
Chicago, IL 60606

July 25, 2017
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Wilson K. Lee, Senior Staff Accountant

Re: First Industrial Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed April 26, 2017
File No. 001-13102
Dear Mr. Lee:
We are writing to respond to the comment of the Staff contained in a letter, dated July 20, 2017, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”). For the convenience of the Staff, the Company repeated the Staff’s comment before our response.

FORM 8-K filed April 26, 2017
Exhibit 99.1

1. We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
We will revise the line item that is labeled "EBITDA" in Exhibit 99.1 of Form 8-K filed on April 26, 2017 to "Adjusted EBITDA" in all of the Company’s future filings.

If you have any questions about the Company's response to your comment or require further explanation, please do not hesitate to contact the undersigned at (312) 344-4380.

Very truly yours,
/s/Scott A. Musil
Scott A. Musil
Chief Financial Officer

cc:	Peter E. Baccile
Sara E. Niemiec
Daniel J. Hemmer
Matthew A. Jackson
James R. Whitney